Exhibit 99.1

MOBIFON HOLDINGS B.V.

Operating and Financial Review and Prospects for the first quarter ended March 31, 2004
All amounts are in US$ unless otherwise stated

MobiFon Holdings B.V. ("Holdings" or the "Company") is a provider of GSM wireless telecommunication services in Romania through its subsidiary MobiFon S.A. ("MobiFon"). The company is a subsidiary of Telesystem International Wireless Inc. ("TIW").

MobiFon S.A. ("MobiFon" or its trademark, "Connex"), the market leader in Romania with an estimated 48.5% share of the cellular market, added 215,096 net subscribers for the first quarter for a total of 3,672,138, compared to net additions of 37,557 in the first quarter of 2003 and total subscribers of 2,672,765 at the end of the same 2003 period, an increase of 37%. As of March 31, 2004, postpaid subscribers accounted for 37% of MobiFon's total subscriber base as compared to 35% at the end of the first quarter of 2003 and 37% at the end of last year.

During the past 12 months, we estimate cellular telephony market penetration in Romania increased to 35% from 24% at the end of the first quarter of 2003. The first quarter of 2004 confirmed the strength of the mobile market in Romania. Total market growth was lower than in the previous quarter due to seasonality but was the best first quarter ever for MobiFon.

Non GAAP Measures

We use the term average monthly revenue per user, or ARPU, which may not be comparable to similarly titled measures reported by other companies. ARPU excludes non-recurring miscellaneous revenue and revenue from other wireless networks' customers roaming on our network. ARPU should not be considered in isolation or as an alternative measure of performance under US GAAP. We believe ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers.

The following table provides a reconciliation between service revenues and ARPU for MobiFon:

	MobiFon S.A. Three months ended March 31,	
	2004	2003
Service revenues for the periods *(in thousands)*	**147,606**	113,084
Average number of subscribers for the period *(in millions)* *	**3.58**	2.65
Average monthly service revenue per subscriber for the period *(in $)*	**13.75**	14.22
Less: impact of excluding in roaming and miscellaneous revenue	**(0.99)**	(0.93)
ARPU	**12.76**	13.29

*Calculated as the average of each month's average number of subscribers.

We use the term operating income before depreciation and amortization ("OIBDA") which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA, referred to in our previous reporting as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditure and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles ("GAAP"), these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation or as alternatives measures of performance under GAAP.

The following table provides a reconciliation of operating income, the most relevant U.S. GAAP term, to OIBDA:

| | MobiFon | |
| | Three months ended March 31, | |
In thousands of U.S. dollars	**2004**	2003
Operating Income	48,037	35,827
Depreciation and Amortization	29,148	29,970
	77,185	**65,797**

Three months ended March 31, 2004 compared to the three months ended March 31, 2003

Service revenues reached $147.6 million compared to $113.1 million for the first quarter of 2003. This record $34.5 million increase in service revenues translated into a 30.5% year over year growth rate, MobiFon's highest growth rate since early 2000. This growth was largely attributable to a 35.0% increase in average subscribers.

The monthly average revenue per user ("ARPU") for the first quarter was $12.76 compared to $13.29 for the same period of last year, with the decrease being primarily the result of the one million subscriber growth experienced during the last 12 months.

Cost of services as a percent of service revenue increased to 21.7% from 18.7% in the first quarter of 2003. This increase results primarily from a higher average interconnection rate amongst mobile operators and from higher roaming costs due to the appreciation of the Euro against the US dollar. Site costs for the quarter were also greater than for the same period last year due to the higher level of network deployment activity. Furthermore, MobiFon has been incurring costs associated with its fiber optic capacity leasing and reselling agreement since the second quarter of 2003 while revenues derived from this agreement are recorded as part of equipment revenues. Selling, general and administrative expenses increased to 22.1% of service revenues compared to 20.9% for the 2003 corresponding period primarily as a result of greater selling and marketing expenses associated with subscriber growth.

OIBDA increased 17.3% to $77.2 million compared to $65.8 million for the same period last year. OIBDA as a percentage of service revenue decreased to 52.2% compared to 58.2% in the quarter ending March 31, 2003 and 53.1% for the year 2003 as a whole, primarily as a result of costs incurred in acquiring significantly more new subscribers and retaining high value subscribers during the quarter. While new subscribers tend to generate lower ARPU, the cost to acquire and service these new subscribers are managed accordingly, thus enabling MobiFon to maintain a ratio of OIBDA to service revenues above 50% over twelve-month periods.

During the first quarter of 2004, MobiFon implemented a loyalty points program. Postpaid customers are awarded points, based on their total bill, which can be redeemed for handsets or airtime. We recorded an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by us in conjunction with the signing of 12-month contracts. The cost associated with points expected to be redeemed for subsidized handsets have been deferred until such time as the handset sale and related redemption takes place and the cost associated with points which are expected to be redeemed for airtime have been included in selling, general and administrative expenses. As a result, operating income for the three month period ended March 31, 2004, includes an expense of $0.6 million in relation with the new loyalty program.

Depreciation and amortization was stable at $29.1 million for the three-month period ended March 31, 2004 compared to $30.0 million for the same period in 2003. It includes write-offs in the amounts of $1.9 million and $4.6 million for property, plant and equipment for the three months ended March 31, 2004 and March 31, 2003, respectively. Operating Income for the first quarter ended March 31, 2004 increased 34% to $48 million compared to $35.8 million for the same period in 2003. Total third party interest expense amounted to $12.8 million for the three months ended March 31, 2004, compared to $5.0 million in the same period in 2003; the $7.8 million increase is primarily attributable to interest on Senior Notes issued at Holdings in June 2003. Related party interest on the subordinated loan from our sole shareholder amounted to $15.9 million and $11.4 million for the three-month periods ended March 31, 2004 and 2003, respectively. During the three months ended March 31, 2004, we also recorded income of $5.5 million from our sole shareholder in recognition of benefits it receives by filing a consolidated tax return with us. Net income for the first quarter of 2003 included a gain of $19.6 million on the disposal of part of our participation in MobiFon.

Higher net income before taxes at MobiFon was the primary cause for both a $2.3 million increase in income tax expense for the three months ended March 31, 2004 compared to the same period in 2003 and a $4.6 million increase in the share of earnings allocated to minority interests in MobiFon.

As a result of the foregoing, net loss for the three months ended March 31, 2004 was $(0.7) million compared to a net income $21.4 million for the three months ended March 31, 2003.

Liquidity and Capital Resources

As of March 31, 2004, cash and cash equivalents were $104.1 million including $103.5 million at the MobiFon level and restricted short- term investments were $28.1 million.

Operating activities provided cash of $40.2 million for the first quarter of 2004 compared to $51.9 million the same period in 2003. The $11.4 million increase in OIBDA was more than offset by a $15.0 million increase in working capital requirements and the $7.8 million increase in third party interest expense. Included in the change in working capital for the three month period ended March 31, 2004 was the first interest payment on Holdings' senior notes and increases in prepaid spectrum fees.

Cash used for investing activities during the first quarter amounted to $38.7 million compared to cash provided by investing activities of $24.5 million for the same period in 2003. Our investing activities consisted of acquisitions of property, plant and equipment which, during the first quarter of 2003, were partially offset by $39.0 million in net proceeds received from the sale of a partial interest in MobiFon. The year-over-year increase in capital expenditures is primarily the result of rescheduling planned 2004 capital expenditures in MobiFon to take advantage of contract terms expiring in the first quarter of the year and to enhance network capacity to meet traffic increases.

Financing activities used cash of $7.5 million for the first quarter of 2004; this represents MobiFon's first repayment of its senior credit facility. During the first quarter of 2003, financing activities used cash of $24.0 million and consisted of repayments of the loan from ClearWave of $40.0 million, partially offset by a $16.0 million draw on MobiFon's senior credit facility.

On March 17, 2004 we closed the purchase of 5.9% interest in MobiFon from EEIF Melville B.V., Emerging Markets Partnership C.V. in exchange for the issuance by TIW of 12,971,119 of its common shares, thereby increasing our ownership in MobiFon from 57.7% to 63.5%. In consideration for the payment by TIW for the MobiFon shares on our behalf, we issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the senior notes indenture; we also have the option for early repayment. We accounted for the acquisition using the purchase method whereby the excess of the aggregate purchase price of $138.7 million over the net assets acquired resulted in the creation of $122.2 million of goodwill.

Long-term debt, including current portion, at the end of the first quarter was $512.7 million, comprised of $292.5 million at MobiFon and $220.2 million at Holdings.

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138 million). As stipulated in the shareholders' resolution, the dividends do not become payable to shareholders until conditions for shareholder distributions are met under the MobiFon's senior credit agreements. As at March 31, 2004, the maximum payable to shareholders based on the conditions of such loan agreements, was $79.8 million and accordingly an amount of $29.1 million is included with amounts payable to minority interests as at March 31, 2004.

During the quarter, TIW increased its equity interest in our sole shareholder, ClearWave, from 86.8% to 99.8%. Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. Accordingly we recorded as an asset in our consolidated financial statements the amount of goodwill, relating to us as was recorded on the consolidated financial statements of TIW and ClearWave. As this acquisition was financed principally by TIW by issuing its own shares from treasury, the corresponding adjustment for the goodwill recorded of $124.2 million was an increase to invested capital thereby reducing the Excess of nominal value of loan from parent company over invested capital and other contributed surplus from $481.9 million to $357.7 million.

As at March 31, 2004, our total indebtedness to TIW and its affiliates amounted to $599.6 million, consisting primarily of subordinated notes. We intend to use available cash surplus at corporate level to reimburse part of these advances and to finance offers to repurchase Senior Notes in accordance with the term of the indenture.

We expect to have future capital requirements, particularly in relation to the expansion and addition of capacity to our cellular network and for servicing our debt. We intend to finance such future capital requirements from cash and cash equivalents on hand, restricted short-term investments and cash flows from operating activities.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with more than 5.2 million subscribers. TIW is the market leader in Romania through MobiFon and is active in the Czech Republic through Český Mobil a.s.   TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

MOBIFON HOLDINGS B.V.

CONSOLIDATED BALANCE SHEETS

	As at March 31, 2004	As at December 31, 2003
	(In thousands of U.S. dollars)	
ASSETS	[Unaudited]	[Note 1]
Current assets		
Cash and cash equivalents	$ 104,058	$ 109,989
Short-term investments – restricted	28,125	28,125
Trade debtors	54,608	52,958
Inventories	11,381	6,836
Prepaid expenses	20,329	6,945
Deferred income tax asset	1,618	1,003
Advance to parent company	4,696	5,196
Other current assets	2,458	314
Total current assets	227,273	211,366
Property, plant and equipment	451,042	450,629
License	51,628	53,311
Goodwill [Notes 4 and 7]	289,555	43,142
Deferred financing and other costs	17,582	17,775
	$ 1,037,080	$ 776,223

LIABILITIES AND SHAREHOLDER'S DEFICIENCY

Current liabilities		
Accounts payable — trade	40,028	23,334
Accounts payable — TIW Group	1,340	200
Income and value added taxes payable	14,046	14,965
Accrued liabilities	21,349	22,889
Accrued interest payable	8,489	18,489
Due to parent and affiliated companies [Note 4]	139,280	—
Deferred revenues	14,449	13,838
Current portion of long-term debt	33,750	42,700
Distribution payable to minority interests [Note 3]	29,081	—
Total current liabilities	301,812	136,415
Deferred income tax liabilities	10,963	8,691
Long-term debt	478,914	490,057
Derivative financial instrument position	3,906	2,609
Subordinated loan from parent company	458,986	449,105
Deferred gain [Note 5]	3,833	—
Minority interests	73,995	107,534
Total liabilities	1,332,409	1,194,411

SHAREHOLDER'S DEFICIENCY

Share capital		
18,000 of par value shares	16	16
Retained earnings	64,143	64,807
Excess of nominal value of loan from parent company over invested capital and other contributed surplus [Note 7]	(357,729)	(481,929)
Accumulated other comprehensive income (loss)		
Accumulated changes in fair value of interest rate swaps	(1,759)	(1,082)
Total shareholder's deficiency	(295,329)	(418,188)
	$ 1,037,080	$ 776,223

See accompanying Notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended March 31,	
	2004	**2003**
	(in thousands of U.S. dollars)	
REVENUES		
Services	$ 147,606	$ 113,084
Equipment	8,880	5,749
	156,486	118,833
Cost of services	31,968	21,152
Cost of equipment	14,699	8,216
Selling, general and administrative expenses	32,634	23,668
Depreciation and amortization *[Note 2]*	29,148	29,970
OPERATING INCOME	48,037	35,827
Interest expense — Third party	(12,835)	(4,997)
Interest expense — Related party	(15,909)	(11,440)
Interest and other income	583	292
Income tax benefits sold to the parent company	5,489	—
Foreign exchange gain (loss)	(817)	125
Gain on disposal of investment	—	19,821
Income before income taxes and minority interests	24,548	39,628
Income taxes	12,754	10,405
Income before minority interests	11,794	29,223
Minority interests	(12,458)	(7,854)
Net income (loss)	(664)	21,369
Change in fair value of interest rate swaps	(677)	(45)
Comprehensive income (loss)	$ (1,341)	$ 21,324

See accompanying Notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,	
	2004	**2003**
	(In thousands of U.S. dollars)	
OPERATING ACTIVITIES		
Net income (loss)	$ (664)	$ 21,369
Adjustments to reconcile net income (loss) to cash provided by operating activities		
Depreciation and amortization	29,148	29,970
Accreted interest on subordinated loans from parent company	15,909	11,440
Income tax benefits sold to the parent company	(5,489)	—
Minority interests	12,458	7,854
Gain on disposal of investment	—	(19,821)
Deferred income taxes	1,981	10
Other non-cash items	263	(540)
Changes in operating assets and liabilities	(13,357)	1,654
Cash provided by operating activities	40,249	51,936
INVESTING ACTIVITIES		
Acquisitions of property, plant and equipment	(38,680)	(14,506)
Net proceeds from the sale of subsidiary shares	—	39,000
Cash provided by (used in) investing activities	(38,680)	24,494
FINANCING ACTIVITIES		
Repayment of advances from parent company	—	(40,000)
Proceeds from issue of long-term debt	—	16,000
Repayment of long-term debt	(7,500)	—
Cash used in financing activities	(7,500)	(24,000)
Net change in cash and cash equivalents	(5,931)	52,430
Cash and cash equivalents, beginning of period	109,989	39,539
Cash and cash equivalents, end of period	$ 104,058	$ 91,969

See accompanying Notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS (DEFICIENCY) (UNAUDITED)

	Share Capital	Excess of Nominal Value of Loan from parent company over Invested Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Equity (Deficiency)
		[	In thousands of U.S. dollars]		
Balance as at December 31, 2002	16	(481,929)	37,766	(1,726)	(445,873)
Comprehensive income.......	—	—	21,369	(45)	21,324
Balance as at March 31, 2003	$ 16	$ (481,929)	$ 59,135	$ (1,771)	$ (424,549)
Balance as at December 31, 2003	$ 16	$ (481,929)	$ 64,807	$ (1,082)	$ (418,188)
Effect of push-down accounting *[Note 7]*	—	124,200	—	—	124,200
Comprehensive income.......	—	—	(664)	(677)	(1,341)
Balance as at March 31, 2004	$ 16	$ (357,729)	$ 64,143	$ (1,759)	$ (295,329)

See accompanying Notes

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
March 31, 2004

Note 1 Description of Business and Basis of Presentation

MobiFon Holdings B.V. (the "Company") develops and operates a wireless telecommunication network in Romania through its operating subsidiary MobiFon S.A. ("MobiFon"). The Company is a wholly-owned subsidiary of ClearWave N.V. ("ClearWave") and an indirect subsidiary of Telesystem International Wireless Inc. ("TIW").

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004. The consolidated balance sheet as at December 31, 2003 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Seasonal fluctuations also typically occur in the third quarter of each year because higher usage and roaming, as a result of the summer holidays, results in higher network revenue and operating profit. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation-related expenses, including marketing and promotional expenditures, which results in lower operating profits.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, restricted short-term investments and cash flows from operating activities.

Note 2 Property, Plant and Equipment

Depreciation and amortization includes write-offs in the amounts of $1.9 million and $4.6 million for property, plant and equipment for the three months ended March 31, 2004 and March 31, 2003, respectively.

Note 3 Dividends to Minority Interests

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138 million). As stipulated in the shareholders' resolution, the dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. As at March 31, 2004, the maximum payable to shareholders based on the conditions of such loan agreements, was $79.8 million and accordingly an amount of $29.1 million is included with amounts payable to minority interests as at March 31, 2004.

Note 4 Acquisition of MobiFon's Equity Interest

On February 10, 2004 the Company and TIW entered into a definitive agreement pursuant to which the Company acquired, from a minority shareholder, 5.9% of MobiFon in consideration for the issuance by TIW of 12,971,119 of TIW's common shares. The transaction closed on March 17, 2004, and the Company accounted for the acquisition using the purchase method whereby the excess of the aggregate purchase price of $138.7 million over the net assets acquired resulted in the creation of $122.2 million of goodwill. As a result of this transaction, the Company's equity interest in MobiFon increased from 57.7% to 63.5%. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the senior notes indenture; the Company also has the option for early repayment.

Note 5 Sale and Lease Back Financing – MobiFon

On January 30, 2004, MobiFon sold its option to buy the properties which where the subject of a sale and leaseback financing and accounted for as capital leases. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years. The gain from the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under capital lease, which aggregate to $4.7 million, have been deferred and are being amortized over the term of the new lease.

Note 6 MobiFon Loyalty Program

During the first quarter of 2004, MobiFon implemented a loyalty points program. Postpaid customers are awarded points, based on their total bill, which can be redeemed for handsets or airtime. The Company recorded an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by the Company in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner have been deferred until such time as the handset sale and related redemption takes place. As a result, operating income for the three month period ended March 31, 2004, includes an expense of $0.6 million and other current assets and accrued liabilities include amounts of $2.2 million and $2.8 million, respectively, related to this program.

The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors, including the average percentage of customers who remain with the Company for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

Note 7 Push Down Accounting

Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of TIW's acquisition of 13% of the Company's parent company, ClearWave, during the period, the Company must record as   an asset in its consolidated financial statements the amount of goodwill, which relates to the Company as was recorded on the consolidated financial statements of TIW and ClearWave.   As this acquisition was financed principally by TIW by issuing its own shares from treasury, the corresponding adjustment for the goodwill recorded of $124.2 million was an increase to invested capital thereby reducing the Excess of nominal value of loan from parent company over invested capital and other contributed surplus from $481.9 million to $357.7 million.

Note 8 Comparative figures

Certain comparative figures were restated to conform to the presentation adopted in these interim consolidated financial statements.